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                                                                    Exhibit 12.2

                       SECURITY CAPITAL GROUP INCORPORATED
               COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED
                      CHARGES AND PREFERRED SHARE DIVIDENDS

                          (DOLLAR AMOUNTS IN THOUSANDS)

                                                         Year Ended December 31,
                                      ----------------------------------------------------------------
                                         2001         2000       1999(3)        1998          1997(4)
                                      ---------    ---------    ---------    ---------       ---------
Earnings (loss) from Operations       $ 247,997    $ 434,689    $(134,135)   $(156,351)      $  80,732
Less:  Equity in earnings from
    equity investees                   (140,835)    (369,045)     (78,899)      71,950        (170,576)
Add:  Dividends received from
    equity investees                    237,730      147,005      150,756      144,757         110,082
Other                                        --           --        2,612        7,124          18,003
                                      ---------    ---------    ---------    ---------       ---------
Net Earnings (loss) from Operations     344,892      212,649      (59,666)      67,480          38,241
Add:
    Interest Expense                    122,544      108,558      133,454       82,203         104,434
                                      ---------    ---------    ---------    ---------       ---------
Earnings as Adjusted                  $ 467,436    $ 321,207    $  73,788    $ 149,683       $ 142,675
                                      =========    =========    =========    =========       =========
Combined Fixed Charges and
    Preferred Share Dividends:
    Interest Expense                  $ 122,544    $ 108,558    $ 133,454    $  82,203       $ 104,434
    Capitalized Interest                  5,845        3,192        8,209       26,703          69,883
                                      ---------    ---------    ---------    ---------       ---------
                                        128,389      111,750      141,663      108,906         174,317
    Preferred Share Dividends (1)        21,427       24,876       20,280       22,368(2)       15,416
                                      ---------    ---------    ---------    ---------       ---------
Combined Fixed Charges and
    Preferred Share Dividends         $ 149,816    $ 136,626    $ 161,943    $ 131,274       $ 189,733
                                      =========    =========    =========    =========       =========
Ratio of Earnings to Combined Fixed
    Charges and Preferred Share
    Dividends                               3.1          2.4          0.5          1.1             0.8
                                      =========    =========    =========    =========       =========

(1)  The Preferred dividends are on a pretax basis.

(2) Excludes a one-time non-cash dividend of $19.8 million incurred in conjunction with the exchange of Series A Preferred Shares for Series B Preferred Shares.

(3)  In 1999, earnings as adjusted were $88,155 less than total fixed charges.

(4)  In 1997, earnings as adjusted were $47,058 less than total fixed charges.